EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification of relevant change to significant shareholder

ST HELIER, Jersey, July 15, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL) announces that it received notification yesterday, on July 14, 2020, from BlackRock, Inc., which is a “significant shareholder” of the Company as defined by the AIM Rules for Companies, that it crossed a particular threshold for notification of its holdings in the Company on July 13, 2020.

According to the notification, as at that date the shareholder holds indirectly 391,141 voting rights attached to the shares in the Company, which represents 3.39% of the Company’s issued share capital; and has an interest in 1.64% of voting rights through financial instruments (represented by 169,300 voting rights that may be acquired through securities lending and 20,699 voting rights in the form of CFD).

Accordingly, the shareholder’s total interest in voting rights equates to 5.04% of the Company’s issued share capital which, as at this date, comprises 11,520,860 shares of no par value.

A copy of the notification can be found on the Company’s website at:

https://www.caledoniamining.com/investors/shareholder-information/

Caledonia welcomes BlackRock, Inc.’s investment in the Company.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

3PPB
Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538